April 21, 2025

Kong Wai Yap
Chief Financial Officer
STARRY SEA ACQUISITION CORP
418 Broadway #7531
Albany, NY 12207

       Re: STARRY SEA ACQUISITION CORP
           Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted April 11, 2025
           CIK No. 0002059165
Dear Kong Wai Yap:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 28, 2025 letter.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted April 11, 2025
Cover Page

1. We note your revisions in response to prior comment 3 and re-issue the comment in part. Please revise your disclosure to specifically address the legal and operational risks associated with a majority of your directors and officers based in or having significant ties to China, and make clear whether these risks could result in a material change in your search for a target company and/or the value of the securities you are registering for sale.
 April 21, 2025
Page 2
Prospectus Summary
Shareholder approval of, or tender offer in connection with, initial business combination, page 29

2. We note your disclosure in response to prior comment 7. However, we continue to note disclosure throughout the prospectus that all shares purchased in or after this offering will be voted in favor of the business combination. Please revise your disclosure throughout the prospectus to note how such purchases will comply with
       Rule 14e-5.
Risk Factors, page 42

3. We note the disclosure on page 139 that in order to facilitate your initial business combination your sponsor may surrender or forfeit, transfer or exchange your founder shares, private placement units or any of your other securities, including for no consideration, as well as subject any such securities to earn-outs or other restrictions, or otherwise amend the terms of any such securities or enter into any other arrangements with respect to any such securities. Please add risk factor disclosure about risks that may arise from the sponsor having the ability to remove itself as your sponsor before identifying a business combination, including through the unconditional ability to transfer the founder shares or otherwise.
Please also revise the
       disclosure on page 18 regarding transfer restrictions for consistency. If we were deemed to be an investment company under the Investment Company Act, we may be required to institute burdensome compliance . . ., page 56

4. We note your response to prior comment 9 and re-issue the comment in part. Please revise your risk factor disclosure to state that you will update your disclosure if the facts and circumstances underlying your analysis change over time.
Note 2 - Summary of Significant Accounting Policies, page F-9

5. We note your response to prior comment 14. You identify formation and operating costs as a key measure of segment profit or loss reviewed by your CODM. However, it does not appear that this income statement line item represents a measure
       of segment profit or loss for purposes of ASC 280. Given that management has determined that the company only has one operating segment and that the CODM reviews the operating results for the company as a whole to make decisions
       about allocating resources and assessing financial performance, it appears that consolidated net income or loss would be the key measure of segment profit or loss reviewed by the CODM. Please revise your disclosure or tell us why you believe a revision is not necessary. Note that if the CODM uses more than one measure of segment profit or loss, the measure required to be disclosed shall be that which is determined in accordance with the measurement principles most consistent with those used measuring the corresponding amounts in the consolidated financial statements.
       Additional measures of segment profit or loss may be disclosed voluntarily. Refer to
       ASC 280-10-50-28A through 50-28C.
 April 21, 2025
Page 3
6. Please revise your segment disclosure to disclose significant segment expenses and other segment items for each reported measure of segment profit or loss. Refer to
       ASC 280-10-50-26A and 50-26B.

        Please contact Ameen Hamady at 202-551-3891 or Kristina Marrone at 202-551-3429
if you have questions regarding comments on the financial statements and related matters. Please contact Isabel Rivera at 202-551-3518 or Pam Howell at 202-551-3357 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction
cc:   Jia Yan